Exhibit 99.1

ADDENDUM TO LICENSING AGREEMENT

This Addendum (“Addendum”) is made as of October 29, 2025, and forms an integral part of the Licensing Agreement dated August 21, 2025 (the “Agreement”) entered into between:

KINETIC SEAS INCORPORATED (“Licensor” or “Kinetic Seas”), a corporation organized under the laws of Colorado, USA, with its principal office at 1501 Woodfield Rd, Suite 114E, Schaumburg, IL 60173,

and

SAGTEC GLOBAL LIMITED (“Licensee” or “Sagtec”), a company incorporated in the British Virgin Islands (BVI Company No. 2135152), with its principal business address at No. 43-2, Jln Kepong, Pekan Kepong, 52100 Kuala Lumpur, Malaysia.

Licensor and Licensee are collectively referred to as the “Parties.”

1. Purpose

This Addendum updates and supplements the payment structure and scope of services set forth in the Original Agreement regarding the share assignment and expanded collaboration between Sagtec and Kinetic Seas.

The Parties agree that this Addendum governs the integration of the licensing and development collaboration between Sagtec and Kinetic Seas.

2. Revised Payment Schedule

The Parties agree to revise the payment terms of Section 3 of the Agreement as follows:

2.1. The original Licensing Fee of USD $2,000,000 (together with the 25% deposit referenced in the Agreement) shall be deemed fully satisfied and discharged upon confirmation of the issuance of Five Million Five Hundred (5,500,000) shares of common stock of Sagtec Global Limited (“SAGT Common Stock’’) to Kinetic Seas Incorporated, of this Addendum (the “Share Issuance”).

2.2 These shares shall be subject to Rule 144 with a holding period of twelve (12) months, commencing from the original effective date of the Licensing Agreement (August 21, 2025).

2.3. Upon completion and confirmation of the Share Issuance to Kinetic Seas, Sagtec’s payment obligations for the USD $2,000,000 licensing fee and associated deposit shall be considered fully paid, settled, and satisfied.

2.4. The remaining financial relationship between the Parties shall be governed by the Revenue Sharing Schedule described below and in Section 3 of this Addendum.

3. Revenue Sharing and Development Collaboration

Revenue from Sagtec’s AI development and deployment projects (“Client Projects”) shall be distributed as follows:

-	70% to Sagtec

-	30% to Kinetic Seas

Revenue shall be calculated on gross project receipts less any agreed direct project costs. Payments to Kinetic Seas shall be made within seven (7) days after Sagtec receives payment from its clients.

Kinetic Seas shall remain the exclusive AI development and technical partner for Sagtec’s clients and projects during the term of the Agreement.

4. Revised Scope of Services

The Parties agree that Section 4 (Roles & Responsibilities) of the Agreement shall be expanded as follows:

4.1. Retention of Skilliks-my Platform

Sagtec shall continue to operate and maintain the white-labeled Skilliks-my platform as part of its internal and client-facing ecosystem.

4.2. Expanded Role of Kinetic Seas

In addition to providing upskilling, training, and platform enablement as per the original Agreement, Kinetic Seas shall provide comprehensive end-to-end software development services to design, develop, deploy, and maintain AI-driven solutions and enterprise software products for Sagtec’s current and prospective client base.

4.2.1. Qualifications and Expertise

Kinetic Seas is a recognized leader in artificial intelligence and full-stack software development, with demonstrated expertise in, Advanced AI/ML Technologies: Deep learning, natural language processing (NLP), computer vision, generative AI, large language models (LLMs), reinforcement learning, and neural network architectures.

4.2.2. Scope of Development Services

Kinetic Seas shall perform the following services as part of this expanded collaboration:

a) Custom Software Development: Design and-build bespoke software applications, web platforms, mobile applications, and enterprise systems tailored to the specific requirements of Sagtec’s clients;

b) Al Solution Development: Create and integrate artificial intelligence capabilities including predictive analytics, intelligent automation, chatbots, recommendation engines, computer vision systems, and other AI-powered features;

c) System Integration: Integrate new and existing software systems, third-party APIs, legacy platforms, and enterprise applications to ensure seamless interoperability and data flow;

d) Product Enhancement: Continuously improve, optimize, and scale existing Sagtec products and client solutions through iterative development, feature additions, and performance tuning;

e) Technical Architecture: Provide system architecture design, technology stack selection, infrastructure planning, and scalability roadmaps for complex enterprise deployments;

f) Quality Assurance: Conduct comprehensive testing including unit testing, integration testing, user acceptance testing (UAT), security audits, and performance benchmarking;

g) Deployment and DevOps: Manage production deployments, implement continuous integration/continuous deployment (CI/CD) pipelines, monitoring, incident response, and ongoing technical support;

h) Documentation and Training: Deliver technical documentation, user guides, API documentation, and client training to ensure successful adoption and maintenance of delivered solutions;

i) Project Management: Provide dedicated project management oversight including milestone tracking, stakeholder communication, risk management, and delivery assurance for all development engagements.

4.2.3. Client Engagement Model

Kinetic Seas shall:

●	Collaborate directly with Sagtec and its clients to gather requirements, define project scope, and establish technical specifications for all software development initiatives;

●	Lead joint product innovation initiatives leveraging the Skilliks technology platform and other proprietary tools to accelerate AI deployment and digital transformation for Sagtec’s market expansion;

●	Support commercialization and promotion of Sagtec’s product offerings in both domestic and international markets, including co-branding opportunities, sales enablement strategies, and technical pre-sales support;

●	Deliver turnkey solutions on behalf of Sagtec to fulfill and accelerate contract obligations with Sagtec’s existing and future clients, ensuring timely delivery and client satisfaction.

All development work performed by Kinetic Seas shall adhere to industry-standard software engineering practices, maintain the highest levels of code quality and security, and comply with applicable regulatory and contractual requirements.

4.3. Joint Development and Promotion

The Parties acknowledge that the partnership now extends beyond training and education into a broader framework of joint business development, AI software creation, and shared client engagement. This collaboration leverages both Kinetic Seas’ Skilliks platform and Sagtec’s established client base to accelerate growth and innovation across industries.

The objectives of this expanded relationship are to:

Enable Sagtec to utilize the private Skilliks platform for internal AI software development, workforce upskilling, and enterprise AI deployment.

Jointly develop AI-enabled software projects for Sagtec and its existing 12,000+ SaaS clients, supporting them in expanding their market share, enhancing automation, and integrating advanced AI capabilities.

Empower Sagtec to promote and market the Sagtec/Skilliks platform to third-party clients seeking to expand IT infrastructure and leverage AI-driven technologies.

Accelerate commercialization and adoption of Sagtec’s AI and SaaS solutions through shared project execution, client engagement, and cross-platform integration.

All intellectual property developed jointly under this collaboration shall be governed by the shared IP principles established in Section 5 of the Licensing Agreement, with each Statement of Work (SOW) specifying ownership proportions, licensing rights, and commercialization terms as applicable.

4.4. Exclusivity

Kinetic Seas shall remain Sagtec’s exclusive AI development, training, and technology collaboration partner within the Southeast Asian territory, including but not limited to Malaysia, Singapore, Indonesia, Thailand, Vietnam, the Philippines, and Brunei.

Within this defined territory, Sagtec shall not engage or appoint any third-party partner for AI development, training, or project delivery similar in scope to that performed by Kinetic Seas without Kinetic Seas’ prior written consent.

Outside of the Southeast Asian territory, the Parties may engage in joint ventures or cooperative arrangements as mutually agreed in writing, preserving Kinetic Seas’ preferred status as Sagtec’s primary global development collaborator.

5. Support

Sagtec agrees to cooperate reasonably with Kinetic Seas to provide documentation or confirmations as required by auditors, regulators, or exchanges.

6. Term And Continuity

This Addendum takes effect upon execution and shall remain co-terminous with the Agreement. All other provisions of the Licensing Agreement remain unchanged and in full force, except as expressly modified herein.

7. Indemnification

Each Party (“Indemnifying Party”) shall indemnify, defend, and hold harmless the other Party, its officers, directors, employees, affiliates, and agents (“Indemnified Party”) from and against any and all losses, damages, liabilities, costs, and expenses (including reasonable attorneys’ fees) arising out of or relating to any third-party claim, demand, or action alleging:

7.1 a breach by the Indemnifying Party of any representation, warranty, or obligation under this Agreement or any applicable law;

7.2 negligence, willful misconduct, or fraud of the Indemnifying Party or its employees, agents, or subcontractors; or

7.3 infringement or misappropriation by the Indemnifying Party of any intellectual-property right of a third party in connection with the performance of this Agreement.

The Indemnified Party shall promptly notify the Indemnifying Party in writing of any claim for which indemnification is sought and shall cooperate reasonably in the defense of such claim. The Indemnifying Party shall have the right to assume control of the defense and settlement of the claim, provided that no settlement imposing any obligation or admission of liability on the Indemnified Party shall be made without the Indemnified Party’s prior written consent.

8. Acknowledgement of Affiliate and Insider Status

Kinetic Seas Incorporated acknowledges that, upon issuance of the shares described herein, it may be deemed an “affiliate” of Sagtec Global Limited within the meaning of Rule 144 under the U.S. Securities Act of 1933. Accordingly, Kinetic Seas agrees that any future resale or disposition of such shares shall be conducted in full compliance with Rule 144 and any other applicable securities laws and regulations governing transactions by affiliates.

9. Execution

IN WITNESS WHEREOF, the Parties hereto have executed this Addendum as of the Effective Date.

KINETIC SEAS INCORPORATED

By:	/s/ Edward S. Honour
Name:	Edward S. Honour
Title:	CEO/Chairman of the Board
Date:	29 October 2025

SAGTEC GLOBAL LIMITED

By:	/s/ Ng Chen Lok
Name:	Ng Chen Lok
Title:	Chairman, Chief Executive Officer and Executive Director
Date:	29 October 2025

LICENSING AGREEMENT

This Licensing Agreement (Agreement) is made and entered into as of August 21, 2025 (the Effective Date).

BETWEEN:

Kinetic Seas Incorporated, a corporation organized under the laws of Colorado, USA, having its principal office at 1501 Woodfield Rd, Suite 114E, Schaumburg, IL 60173 (Licensor);

AND

Sagtec Global Limited, BVI Company No: 2135152, incorporated in the British Virgin Islands, with its principal business address at No. 43-2, Jln Kepong, Pekan Kepong, 52100 Kuala Lumpur, Wilayah Persekutuan, Malaysia (Licensee).

Licensor and Licensee may hereinafter be referred to individually as a “Party” and collectively as the “Parties.”

1. PURPOSE

This Agreement establishes the licensing of a private white-labeled Skilliks platform by Licensee from Licensor, hosted on secure U.S.-based cloud servers.

The objectives are to:

-	Enable Licensee to use the Skilliks private platform for internal Al software development.

-	Develop Al-enabled software projects for Licensee’s clients.

-	Authorize Licensee to promote and market the Sagtec/Skilliks platform to third-party clients seeking to expand IT capabilities and leverage Al.

All third-party promotions and agreements will be executed as collaborations with Licensor, with pricing and commercial terms to be agreed.

2. SCOPE OF LICENSE

The Licensee shall license the white-labeled Skilliks platform for five (5) years at a cost of USD $2,000,000.

The License may be extended after the initial term at USD $500,000 per year.

Platform features include:

-	Full access to Skilliks training content and evolving Al curriculum.

-	Al capability evaluation and upskilling plans for Licensee staff.

-	Up to two customized Al training classes per week.

3. PAYMENT TERMS

25% deposit payable in three tranches:

1.	One-third upon execution of this Agreement.

2.	One-third upon delivery and acceptance of the private platform.

3.	One-third upon completion of the Al-Enabled Food & Beverage Business Intelligence Platform (F&BBIP).

Remaining balance payable via revenue share:

-	85% of SaaS revenues from F&BBIP (or future Al-integrated software) allocated to Licensor, 15% retained by Licensee, until the full USD $2M is repaid.

-	After repayment: revenue share reverses (Licensor 15%, Licensee 85%) for the remainder of the licensing agreement and any extensions.

4. ROLES & RESPONSIBILITIES

Licensee: Provide product requirements, technical vision, localization, promotion, and commercialization.

Licensor: Provide platform access, hosting, developer tools, onboarding, training, and agreed customizations.

5. INTELLECTUAL PROPERTY

The Skilliks platform IP remains with Licensor.

Al-enabled solutions developed for Licensee remain Licensee’s property.

Jointly developed client projects will have shared IP rights subject to mutual agreement.

11. LIMITATION OF LIABILITY

11.1 Neither Party shall be liable to the other for any indirect, incidental, special, exemplary, or consequential damages, including loss of profit, revenue, or data.

11.2 The total aggregate liability of the Licensor for all claims shall not exceed the total fees payable under this Agreement.

11.3 Nothing herein shall limit liability for:

(a) Death or personal injury caused by negligence;

(b) Fraud or fraudulent misrepresentation;

(c) Any liability which cannot be excluded by law.

12. TERM AND TERMINATION

12.1 This Agreement commences on the Effective Date and remains in force for the Term, unless earlier terminated.

12.2 Either Party may terminate with thirty (30) days written notice.

12.3 Either Party may terminate immediately upon;

(a) Material breach not remedied within 30 days;

(b) Insolvency, liquidation, or bankruptcy;

(c) Cessation of business.

12.4 Upon termination:

(a) Licensee shall pay for Services up to termination;

(b) Licensor shall deliver completed Deliverables;

(c) Accrued rights and obligations survive.

13. FORCE MAJEURE

Neither Party shall be liable for delays caused by events beyond reasonable control (acts of God, natural disasters, war, terrorism, strikes, etc.), provided the affected Party notifies the other and mitigates effects.

14. ASSIGNMENT

Neither Party may assign or transfer rights without written consent, except Licensor may assign to affiliates or successors in connection with merger, acquisition, or sale.

15. WAIVER

Failure or delay to exercise rights shall not constitute waiver.

16. SEVERABILITY

If any provision is invalid or unenforceable, the remainder remains in full effect.

17. ENTIRE AGREEMENT

This Agreement constitutes the entire understanding between the Parties and supersedes prior arrangements. Amendments must be in writing and signed by both Parties.

18. COUNTERPARTS

This Agreement may be executed in counterparts (including electronic or digital signatures), each of which shall be deemed an original. Electronic and digital signatures shall have the same legal effect as handwritten signatures.

19. SURVIVAL

Clauses concerning confidentiality, intellectual property, limitation of liability, and other provisions intended to survive termination shall remain in effect.

20. GOVERNING LAW & JURISDICTION

20.1 This Agreement shall be governed by the laws of Malaysia.

20.2 Disputes shall first be resolved by good faith negotiations between senior executives.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

The Parties agree that this Agreement and any other documents to be delivered in connection herewith may be executed by electronic means, including but not limited to facsimile, scanned PDF, or digital signature (including DocuSign, Adobe Sign, or other electronic signature platforms). Such signatures shall be deemed to have the same legal effect as original handwritten signatures for all purposes, and shall be admissible in evidence as if they were original signatures.

KINETIC SEAS INCORPORATED

/s/ Edward S. Honour
Name:	Edward S. Honour
Title:	Chairman & CEO
Date:	Aug 20, 2025

SAGTEC GLOBAL LIMITED

/s/ Ng Chen Lok
Name:	Ng Chen Lok
Title:	CEO, Managing Director
Date:	20/08/2025